EXHIBIT I



TEEKAY SHIPPING CORPORATION
Bayside House, Bayside Executive Park, West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY REPORTS FOURTH QUARTER
AND ANNUAL RESULTS

Highlights

- Reported fourth quarter net income of $60.3 million, or $0.81 per share (including specific items which decreased net income by $18.9 million, or $0.25 per share) [1]
- Reported annual net income of $262.2 million, or $3.49 per share (including specific items which decreased net income by $63.7 million, or $0.85 per share)
- Generated cash flow from vessel operations of $161.0 million and $622.1 million in the fourth quarter and fiscal 2006, respectively
- Increased ownership of Petrojarl ASA to 64.5%, and changed the company's name to Teekay Petrojarl ASA
- Successfully completed the initial public offering of Teekay Offshore Partners L.P.
- Repurchased 490,700 shares at an average price of $42.74 per share since last reported on November 2, 2006

Nassau, The Bahamas, February 21, 2007 - Teekay Shipping Corporation (*Teekay* or *the Company*) (NYSE: TK) today reported net income of $60.3 million, or $0.81 per share, for the quarter ended December 31, 2006, compared to net income of $144.6 million, or $1.85 per share, for the quarter ended December 31, 2005. The results for the quarters ended December 31, 2006 and 2005 included a number of specific items that had the net effect of decreasing net income by $18.9 million, or $0.25 per share, and increasing net income by $12.0 million, or $0.15 per share, respectively, as detailed in *Appendix A* to this release. Net voyage revenues[2] for the fourth quarter of 2006 increased to $443.3 million from $417.0 million for the same period in 2005, and income from vessel operations decreased to $105.2 million from $168.2 million.

Net income for the year ended December 31, 2006 was $262.2 million, or $3.49 per share, compared to $570.9 million, or $6.83 per share, for the same period last year. The results for the year ended December 31, 2006 included a number of specific items that had the net effect of decreasing net income by $63.7 million, or $0.85 per share, as detailed in *Appendix A* to this release. The results for the year ended December 31, 2005 included a number of specific items that had the net effect of increasing net income by $166.6 million, or $1.99 per share, also as detailed in *Appendix A* to this release. Net voyage revenues[2] for the year ended December 31, 2006 were $1.5 billion, virtually unchanged from the same period last year, and income from vessel operations decreased to $421.8 million (including net gains on vessel sales and equipment write-downs of $1.3 million), from $631.8 million (including $139.2 million in net gains on vessel sales and equipment write-down).

Acquisition of Petrojarl ASA

On August 31, 2006, the Company announced that it had acquired, through its wholly owned subsidiary, TPO Investments AS, over 40% of Petrojarl ASA (*Petrojarl*), which is listed on the Oslo Stock Exchange (OSE: PETRO). Petrojarl is a leading operator of harsh weather Floating Production Storage and Offloading (*FPSO*) units, with four FPSO units owned and currently operating in the North Sea.

On September 18, 2006, Teekay launched a mandatory bid, in accordance with Norwegian law, for the remaining outstanding shares of Petrojarl at a price of Norwegian Kroner 70 per share. The mandatory bid expired on October 18, 2006, and as of December 31, 2006, Teekay owned approximately 64.5% of the outstanding shares of Petrojarl for a total cost of $536.5 million.

Teekay has consolidated the financial results of Petrojarl from October 1, 2006. The net impact on Teekay's financial results from the consolidation of Petrojarl and the additional interest expense incurred by Teekay as a result of the acquisition of Petrojarl's shares was an increase to net income for the fourth quarter of 2006 by $0.3 million, as noted in *Appendix A* to this release. During the fourth quarter, Teekay changed Petrojarl's name to Teekay Petrojarl ASA (*Teekay Petrojarl*). In addition, Teekay has appointed a new Board of Directors and a new interim Chief Executive Officer at Teekay Petrojarl. Teekay Petrojarl is actively pursuing FPSO opportunities through its joint venture with Teekay.

(1) Please read *Appendix A* to this release for information about specific items affecting net income.

(2) Net voyage revenues represents voyage revenues less voyage expenses. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company's Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Initial Public Offering of Teekay Offshore Partners L.P.

On December 19, 2006, Teekay's subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO) (*Teekay Offshore*), completed its initial public offering of 8.05 million common units (including the underwriters' overallotment option) at a price of $21 per unit, representing an initial yield of 6.7% based on targeted minimum annual cash distributions. Net proceeds from the offering amounting to $155.3 million were used by Teekay to repay debt. Teekay Offshore owns 26% of Teekay Offshore Operating L.P. (*OPCO*), including its 2% general partner interest. OPCO owns and operates a fleet of 36 shuttle tankers (including 12 chartered-in vessels), four floating storage and offtake vessels (*FSOs*), and nine conventional Aframax tankers. All of OPCO's vessels operate under long-term, fixed-rate contracts. Teekay directly owns 74% of OPCO and 59.75% of Teekay Offshore, including its 2% general partner interest. As a result, Teekay effectively owns 89.5% of OPCO.

Operating Results

As a result of Teekay's acquisition of Petrojarl and changes to the Company's internal organizational structure, operating results will now be disclosed for the following four segments: the offshore segment, the fixed-rate tanker segment, the liquefied gas segment, and the spot tanker segment.

The following table highlights certain financial information for Teekay's four main segments (please read the "Teekay Fleet" section of this release below and *Appendix B* for further details):

| (in thousands of U.S. dollars) | Three Months Ended December 31, 2006 (unaudited) | | | | |
	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net voyage revenues	218,280	46,187	29,111	149,753	443,331
Vessel operating expenses	67,019	11,783	4,587	16,095	99,484
Time-charter hire expense	43,170	4,309	-	55,068	102,547
Depreciation & amortization	43,524	8,136	8,938	12,877	73,475
Cash flow from vessel operations*	60,768	26,047	19,867	54,322	161,004

| (in thousands of U.S. dollars) | Three Months Ended December 31, 2005 (unaudited) | | | | |
	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net voyage revenues	124,818	47,087	25,341	219,718	416,964
Vessel operating expenses	21,693	10,855	4,267	13,410	50,225
Time-charter hire expense	41,537	5,716	-	67,145	114,398
Depreciation & amortization	21,332	8,146	8,073	13,178	50,729
Cash flow from vessel operations*	48,623	26,660	17,307	111,494	204,084

*Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and vessel write-downs/(gain) loss on sale of vessels. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company's Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Offshore Segment

The offshore segment is comprised of OPCO's fleet of shuttle tankers and FSOs, Teekay Petrojarl's fleet of FPSOs and one shuttle tanker, and one FSO owned directly by Teekay.

The results for the fourth quarter of 2006 include the results of Petrojarl's four FPSOs and one shuttle tanker, commencing October 1, 2006.

Cash flow from vessel operations from the Company's offshore segment increased to $60.8 million in the fourth quarter of 2006, compared to $48.6 million in the fourth quarter of 2005, primarily due to the consolidation of the results of Teekay Petrojarl, partially offset by an increase in vessel operating expenses relating to the Company's shuttle tanker fleet.

In January 2007, Teekay ordered two Aframax shuttle tanker newbuildings which are scheduled to deliver during the third quarter of 2010, for a total delivered cost of approximately $240 million. It is anticipated that these vessels will be offered to OPCO and will be used to service either new long-term, fixed-rate contracts Teekay may be awarded prior to delivery or OPCO's contracts-of-affreightment in the North Sea.

In December 2006, the Company entered into an agreement to sell a 1987-built shuttle tanker. The Company expects to record a gain of approximately $10 million relating to the sale upon delivery to the new owners in the second quarter of 2007.

As previously announced, the Company was awarded 13-year fixed-rate charter contracts for two Suezmax shuttle tankers and one Aframax shuttle tanker by a subsidiary of Petrobras. The first vessel commenced its 13-year charter to Petrobras in July 2006 and is part of OPCO's fleet. The two remaining vessels, which have been purchased from third parties, are currently being converted to shuttle tankers and are scheduled to commence service under fixed-rate charters to Petrobras in the first and second quarters of 2007, respectively. Teekay is obligated to offer these two vessels to Teekay Offshore within a year of each vessel's delivery. In addition, Teekay is obligated to offer Teekay Offshore an FSO currently being upgraded prior to the end of the second quarter of 2008.

Fixed-Rate Tanker Segment

The fixed-rate tanker segment includes Teekay LNG Partners L.P.'s (*Teekay LNG*) Suezmax fleet and Teekay's directly operated fixed-rate conventional tankers. OPCO's Aframax tanker fleet is included in the spot tanker segment since they are chartered to Teekay and are operating as part of Teekay's spot fleet.

Cash flow from vessel operations from the Company's fixed-rate tanker segment remained virtually unchanged at $26.0 million in the fourth quarter of 2006, compared to $26.7 million in the fourth quarter of 2005.

Liquefied Gas Segment

The liquefied gas segment includes Teekay LNG's fleet of liquefied natural gas (*LNG*) and liquefied petroleum gas (*LPG*) carriers.

The Company's cash flow from vessel operations from its existing five LNG carriers during the fourth quarter of 2006 was $19.9 million compared to $17.3 million in the fourth quarter of 2005. This increase is primarily due to the delivery of the first RasGas II carrier which commenced its fixed-rate charter in mid-November 2006.

The Company has ownership interests ranging from 40% to 70% in eight additional LNG newbuildings scheduled to deliver at various dates between the first quarter of 2007 and early 2009, all of which will commence service upon delivery under 20 or 25-year fixed-rate contracts with major energy companies.

Teekay has agreed to sell the following vessels to its 67.8% owned subsidiary, Teekay LNG Partners L.P.:

. **RasGas II** - a 70% interest in three LNG newbuilding carriers. The first of these vessels was delivered on October 31, 2006, the second vessel was delivered on January 2, 2007, and the remaining vessel is scheduled to deliver in late February 2007. Teekay's 70% interest in all three vessels was sold to Teekay LNG on October 31, 2006.

. **RasGas 3** - a 40% interest in four LNG newbuilding carriers scheduled to deliver during the second quarter of 2008.

. **Tangguh -** a 70% interest in two LNG newbuilding carriers scheduled to deliver during late 2008 and early 2009.

. **Dania Spirit** - a 2000-built LPG carrier currently on a fixed-rate time charter to Statoil ASA with a remaining contract term of nine years. This vessel was sold to the Teekay LNG on January 1, 2007.

Teekay LNG also agreed to acquire three LPG carriers currently under construction from IM Skaugen ASA (*Skaugen*) upon their delivery from the shipyard between early-2008 and mid-2009. Upon delivery, these vessels will commence 15-year fixed-rate time-charters to Skaugen.

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Spot Tanker Segment

The Company's spot tanker segment includes vessels operating on voyage and period out-charters with an initial term of less than three years, including OPCO's Aframax fleet which is chartered to Teekay.

Cash flow from vessel operations from the Company's spot tanker segment decreased to $54.3 million for the fourth quarter of 2006 from $111.5 million for the fourth quarter of 2005, primarily due to a decrease in spot tanker charter rates and a reduction in the size of the Company's spot tanker fleet.

On a net basis, fleet changes reduced the total number of revenue days in the Company's spot tanker segment to 5,231 days for the fourth quarter of 2006 compared to 5,682 days for the fourth quarter of 2005. Revenue days represent the total number of vessel calendar days less off-hire days associated with major repairs, drydockings or mandated surveys.

During the fourth quarter of 2006, crude tanker freight rates for mid-sized tankers remained strong in-line with the high levels of the previous quarter driven by seasonal factors, growing production from non-OPEC sources and long-haul trade patterns.

Early in the first quarter of 2007, the onset of colder weather coupled with seasonal delays in regions such as the Bosphorus Straights and US Gulf ports provided support for mid-sized crude oil and product tanker rates. In its latest report the International Energy Agency (IEA) revised its 2007 oil demand growth estimate to 1.8% compared to 1.0% in 2006. The current levels of OPEC output suggest that the demand for OPEC crude oil should increase in the latter part of 2007 lending further support to long-haul tanker ton-mile demand.

The following table highlights the operating performance of the Company's spot tanker segment measured in net voyage revenues per revenue day, or time-charter equivalent (*TCE*), and includes the effect of forward freight agreements (*FFAs*) which are entered into as hedges against a portion of the Company's exposure to spot market rates:

		Three Months Ended					Years Ended		
		December 31, 2006		September 30, 2006		December 31, 2005		December 31, 2006	December 31, 2005
Spot Tanker Segment									
Very Large Crude Carrier Fleet									
Revenue days		-		-		-		-	90
TCE per revenue day		-		-		-		-	$ 92,744
Suezmax Tanker Fleet									
Revenue days		399		460		336		1,639	1,862
TCE per revenue day *	$	29,922	$	31,776	$	38,113	$	34,766	$ 36,732
Aframax Tanker Fleet									
Revenue days		2,886		2,937		3,261		11,675	14,587
TCE per revenue day	$	34,789	$	34,788	$	48,021	$	35,774	$ 36,769
Large/Medium-Size Product Tanker Fleet									
Revenue days		958		867		1,076		3,488	3,480
TCE per revenue day	$	24,544	$	26,476	$	31,758	$	27,747	$ 29,828
Small Product Tanker Fleet									
Revenue days		988		990		1,009		3,782	3,957
TCE per revenue day	$	14,155	$	14,543	$	15,940	$	15,476	$ 14,877

*TCE results for the Suezmax tanker fleet include certain FFAs and fixed-rate contracts of affreightment that were entered into as hedges against several of the Company's vessels. Excluding these amounts, TCEs on a revenue-day basis for the quarters ended December 31, 2006, September 30, 2006 and December 31, 2005 would have been $44,871, $46,210 and $54,099 per day, respectively. Excluding these amounts, TCEs on a revenue-day basis for the year ended December 31, 2006 and December 31, 2005 would have been $46,911 and $45,014 per day, respectively.

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Teekay Fleet

As at December 31, 2006, Teekay's fleet (excluding vessels managed for third parties) consisted of 160 vessels, including chartered-in vessels, newbuildings on order, and vessels being converted to offshore units or shuttle tankers.

The following table summarizes the Teekay fleet as at December 31, 2006, including the two newly announced shuttle tanker newbuildings:

	Number of Vessels[1]			
	Owned Vessels	Chartered-in Vessels	Newbuildings / Conversions	Total
Offshore Segment				
Shuttle Tankers [2]	26	12	4	42
Floating Storage & Offtake ("FSO") Vessels [3]	5	-	-	5
Floating Production Storage & Offtake ("FPSO") Vessels [4]	4	-	1	5
Total Offshore Segment	35	12	5	52
Fixed-Rate Tanker Segment				
Conventional Tankers [5]	15	2	2	19
Total Fixed-Rate Tanker Segment	15	2	2	19
Liquefied Gas Segment				
LNG Carriers [6]	5	-	8	13
LPG Carriers	1	-	3	4
Total Liquefied Gas Segment	6	-	11	17
Spot Tanker Segment				
Suezmaxes	-	4	10	14
Aframaxes [7]	21	11	-	32
Large Product Tankers	5	7	3	15
Small Product Tankers	-	11	-	11
Total Spot Tanker Segment	26	33	13	72
Total	**82**	**47**	**31**	**160**

(1) Excludes vessels managed on behalf of third parties.
(2) Includes five shuttle tankers in which the Company's ownership interest is 50%.
(3) Includes one unit in which the Company's ownership interest is 89%.
(4) Includes four FPSOs owned by Teekay Petrojarl, and one vessel being converted to an FPSO jointly owned by Teekay and Teekay Petrojarl.
(5) Includes eight Suezmax tankers owned by Teekay LNG.
(6) The five existing LNG vessels and two LNG newbuildings are owned by Teekay LNG. Teekay LNG has agreed to acquire Teekay's 70% interest in two of the LNG newbuildings and Teekay's 40% interest in four LNG newbuildings upon delivery of the vessels.
(7) Includes nine Aframax tankers owned by Teekay Offshore and chartered to Teekay

Liquidity and Capital Expenditures

As of December 31, 2006, the Company had total liquidity of $2.1 billion, comprising of $343.9 million in cash and cash equivalents and $1.8 billion in undrawn credit facilities.

As of December 31, 2006, the Company's remaining capital commitments relating to its portion of newbuildings (including two Aframax shuttle tanker newbuildings ordered in Janualy 2007), and conversions, and associated undrawn debt facilities (in addition to the $1.8 billion in undrawn credit facilities mentioned above) were as follows:

(in millions)	2007	2008	2009	2010	Total	Undrawn Related Debt Facilities
Offshore Segment	$ 297	-	$ 23	$ 184	$ 504	$ 191
Fixed-Rate Tanker Segment	17	59	-	-	76	67
Liquefied Gas Segment	357	191	54	-	602	611
Spot Tanker Segment	156	261	226	-	643	614
Total	$ 827	$ 511	$ 303	$ 184	$ 1,825	$ 1,483

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Share Repurchase Program

Since November 2, 2006, the previous date the Company reported the status of its share repurchase program, the Company has repurchased 490,700 shares at an average cost $42.74 per share, resulting in $100.9 million remaining under the existing share repurchase authorization. Since the end of November 2004, when Teekay announced the authorization of its initial share repurchase program, the Company has repurchased a total of 19.9 million shares for a total cost of $832.9 million at an average of $41.81 per share.

As at December 31, 2006, the Company had 72.8 million common shares issued and outstanding.

About Teekay

Teekay Shipping Corporation transports more than 10 percent of the world's seaborne oil, has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), and is further growing its operations in the offshore production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO). With a fleet of over 155 vessels, offices in 17 countries and 5,600 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world's leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay's reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay's common stock is listed on the New York Stock Exchange where it trades under the symbol "TK".

Earnings Conference Call

The Company plans to host a conference call on Thursday, February 22, 2007 at 11:00 a.m. (ET) to discuss the results for the quarter and fiscal year. All shareholders and interested parties are invited to listen to the live conference call and view the Company's earnings presentation through the Company's web site at www.teekay.com. The Company plans to make available a recording of the conference call until midnight Thursday, March 1, 2007, by dialing (800) 642-1687 or (706) 645-9291, access code 7233447, or via the Company's Web site until March 23, 2007.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

Web site: www.teekay.com

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TEEKAY SHIPPING CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Years Ended	
	December 31, 2006[(1)] (unaudited)	September 30, 2006 (unaudited)	December 31, 2005 (unaudited)	December 31, 2006[(1)] (unaudited)	December 31, 2005 (unaudited)
VOYAGE REVENUES	586,990	477,733	531,473	2,013,306	1,954,618
OPERATING EXPENSES					
Voyage expenses	143,659	133,430	114,509	522,117	419,169
Vessel operating expenses	99,484	52,939	50,225	257,350	206,749
Time-charter hire expense	102,547	100,848	114,398	402,522	467,990
Depreciation and amortization	73,475	49,849	50,729	223,965	205,529
General and administrative [(2)]	56,377	39,822	45,375	177,915	159,707
Write-down / (gain) on sale of vessels and equipment	4,754	(7,138)	(14,861)	(1,341)	(139,184)
Restructuring charge	1,515	2,948	2,882	8,929	2,882
	481,811	372,698	363,257	1,591,457	1,322,842
Income from vessel operations	105,179	105,035	168,216	421,849	631,776
OTHER ITEMS					
Interest expense	(57,584)	(40,572)	(31,813)	(171,643)	(132,428)
Interest income	16,276	14,262	9,033	56,224	33,943
Income tax (expense) recovery	(2,030)	4,985	(9,537)	(7,869)	2,340
Equity income from joint ventures	3,681	1,965	4,576	5,940	11,141
Foreign exchange (loss) gain	(12,391)	277	9,208	(45,382)	59,810
Other - net	7,169	(6,105)	(5,073)	3,125	(35,682)
	(44,879)	(25,188)	(23,606)	(159,605)	(60,876)
Net income	60,300	79,847	144,610	262,244	570,900
Earnings per common share					
- Basic	$ 0.83	$ 1.09	$ 1.97	$ 3.58	$ 7.30
- Diluted [(3)]	$ 0.81	$ 1.07	$ 1.85	$ 3.49	$ 6.83
Weighted-average number of common shares outstanding					
- Basic	73,051,350	73,251,038	73,242,894	73,180,193	78,201,996
- Diluted [(3)]	74,564,536	74,944,038	78,065,137	75,128,724	83,547,686

(1) The consolidated financial statements include the accounts of Teekay Petrojarl ASA as a result of the Company's acquisition of a 64.5% interest with an effective date of October 1, 2006. The Company is in the process of finalizing certain elements of the purchase price allocation and, therefore, the allocation is subject to further refinement.

(2) Effective January 1, 2006, Teekay has adopted SFAS 123(R), which requires all share-based payments to employees, including stock options, to be recognized in the income statement based on their fair values. For the three and twelve months ended December 31, 2006, general and administrative expense includes $2.4 million and $9.0 million, respectively, of stock option expense. Prior to January 1, 2006, Teekay disclosed stock option expense on a pro forma basis in the notes to the financial statements, but did not recognize the expense in the income statement.

(3) Reflects the effect of outstanding stock options, and the $143.75 million mandatory convertible preferred PEPS Units, computed using the treasury stock method. For the first quarter of 2006, the impact of the PEPS Units was limited to the period from January 1, 2006 to February 16, 2006, at which time the Company issued 6,534,300 shares of common stock following settlement of the purchase contracts associated with the PEPS Units.

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TEEKAY SHIPPING CORPORATION
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at December 31, 2006[1] (unaudited)	As at December 31, 2005 (unaudited)
ASSETS		
Cash and cash equivalents	343,914	236,984
Other current assets	318,229	241,147
Restricted cash - current	64,243	152,286
Restricted cash - long-term	615,749	158,798
Vessel held for sale	20,754	-
Vessels and equipment	4,925,409	3,248,122
Advances on newbuilding contracts	382,659	473,552
Other assets	515,242	360,034
Intangible assets	280,559	252,280
Goodwill	266,718	170,897
Total Assets	7,733,476	5,294,100
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued liabilities	311,088	166,786
Current portion of long-term debt	369,043	298,054
Long-term debt	3,350,640	2,134,924
Other long-term liabilities / In process revenue contracts	720,080	174,991
Minority interest	454,403	282,803
Stockholders' equity	2,528,222	2,236,542
Total Liabilities and Stockholders' Equity	7,733,476	5,294,100

(1) The consolidated financial statements include the accounts of Teekay Petrojarl ASA as a result of the Company's acquisition of a 64.5% interest with an effective date of October 1, 2006. The Company is in the process of finalizing certain elements of the purchase price allocation and, therefore, the allocation is subject to further refinement.

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TEEKAY SHIPPING CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Years Ended December 31,	
	2006	**2005**
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)		
OPERATING ACTIVITIES		
Net operating cash flow	538,858	609,042
FINANCING ACTIVITIES		
Net proceeds from long-term debt	2,110,225	2,497,321
Scheduled repayments of long-term debt	(178,446)	(140,161)
Prepayments of long-term debt	(1,275,121)	(2,629,624)
(Increase)/decrease in restricted cash	(316,152)	81,304
Repurchase of common stock	(233,305)	(538,377)
Net proceeds from the initial public offering of Teekay Offshore	156,711	-
Net proceeds from public offerings of Teekay LNG	-	257,986
Settlement of interest rate swaps	-	(143,295)
Other	(68,391)	(17,556)
Net financing cash flow	195,521	(632,402)
INVESTING ACTIVITIES		
Expenditures for vessels and equipment	(442,470)	(555,142)
Proceeds from sale of vessels and equipment	321,876	534,007
Purchase of Teekay Petrojarl ASA, net of cash acquired of $71,728	(464,823)	-
Other	(42,032)	(145,558)
Net investing cash flow	(627,449)	(166,693)
Increase (decrease) in cash and cash equivalents	106,930	(190,053)
Cash and cash equivalents, beginning of the period	236,984	427,037
Cash and cash equivalents, end of the period	343,914	236,984

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TEEKAY SHIPPING CORPORATION
APPENDIX A - SPECIFIC ITEMS AFFECTING NET INCOME
(in thousands of U.S. dollars, except per share data)

Set forth below are some of the significant items of income and expense that affected the Company's net income for the three and twelve months ended December 31, 2006 and 2005, all of which items are typically excluded by securities analysts in their published estimates of the Company's financial results:

	Three Months Ended December 31, 2006 (unaudited)		Year Ended December 31, 2006 (unaudited)	
	$	$ Per Share	$	$ Per Share
Gain on sale of vessels [1]	796	0.01	5,871	0.08
Foreign currency exchange losses [2]	(5,550)	(0.07)	(30,679)	(0.41)
Deferred income tax expense on unrealized foreign exchange gains [3]	(5,102)	(0.07)	(10,529)	(0.14)
Restructuring charge [4]	(1,515)	(0.02)	(8,929)	(0.12)
Net effect from consolidation of Teekay Petrojarl ASA [5]	252	-	(1,313)	(0.02)
Gain / (loss) on swaptions [6]	554	0.01	(1,126)	(0.02)
Write-down of vessels and equipment [7]	(5,550)	(0.07)	(7,700)	(0.10)
Write-off of capitalized loan costs	(2,790)	(0.04)	(2,790)	(0.04)
Loss on bond repurchases (8.875% Notes due 2011)	-	-	(375)	-
Loss on expiry of options to construct LNG carriers [8]	-	-	(6,102)	(0.08)
Total	(18,905)	(0.25)	(63,672)	(0.85)

	Three Months Ended December 31, 2005 (unaudited)		Year Ended December 31, 2005 (unaudited)	
	$	$ Per Share	$	$ Per Share
Gain on sale of vessels	14,861	0.19	151,427	1.81
Foreign currency exchange gains [2]	7,880	0.10	53,118	0.64
Deferred income tax (expense) recovery [3]	(4,690)	(0.06)	5,704	0.07
Write off of capitalized loan costs and loss on termination of interest rate swaps	-	-	(15,282)	(0.18)
Write down of vessels and equipment	-	-	(12,243)	(0.15)
Loss on bond repurchases (8.875% Notes due 2011)	(3,146)	(0.04)	(13,255)	(0.16)
Restructuring charge	(2,882)	(0.04)	(2,882)	(0.03)
Total	12,023	0.15	166,587	1.99

(1) Excludes 49.5% minority interest owners' share of the gain on sale of one shuttle tanker.
(2) Foreign currency exchange gains and losses (net of minority owners' share) primarily relate to the Company's debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. Nearly all of the Company's foreign currency exchange gains and losses are unrealized.
(3) Portion of deferred income tax related to unrealized foreign exchange gains and losses.
(4) Restructuring charge in 2006 relates primarily to the relocation of certain operational functions.
(5) Net income from consolidation of Teekay Petrojarl ASA and interest expense related to the purchase of the Pertrojarl shares.
(6) Unrealized mark-to-market gain / (loss) on undesignated interest rate swap options.
(7) Write down of volatile organic compound emissions plant on one of the Company's shuttle tankers which was redeployed from the North Sea to Brazil.
(8) During February and June 2006, options to order four newbuilding LNG carriers expired. Of the $12 million cost of these options, $6 million was forfeited and expensed in the first six months of 2006, and the remaining $6 million was applied towards the two shuttle tanker newbuildings ordered in January 2007.

TEEKAY SHIPPING CORPORATION
APPENDIX B - SUPPLEMENTAL INFORMATION
(in thousands of U.S. dollars)

Three Months Ended December 31, 2006

(unaudited)

	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net voyage revenues [1]	218,280	46,187	29,111	149,753	443,331
Vessel operating expenses	67,019	11,783	4,587	16,095	99,484
Time-charter hire expense	43,170	4,309	-	55,068	102,547
Depreciation and amortization	43,524	8,136	8,938	12,877	73,475
General and administrative	24,919	4,048	4,657	22,753	56,377
Write-down / (gain) on sale of vessels and equipment	5,362	-	-	(608)	4,754
Restructuring charge	-	-	-	1,515	1,515
Income from vessel operations	34,286	17,911	10,929	42,053	105,179

Three Months Ended September 30, 2006

(unaudited)

	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net voyage revenues [1]	118,026	46,062	26,073	154,142	344,303
Vessel operating expenses	22,405	10,945	4,706	14,883	52,939
Time-charter hire expense	41,426	4,243	-	55,179	100,848
Depreciation and amortization	20,297	8,294	8,235	13,023	49,849
General and administrative	11,304	3,897	3,736	20,885	39,822
Write-down / (gain) on sale of vessels and equipment	(6,509)	-	-	(629)	(7,138)
Restructuring charge	-	-	-	2,948	2,948
Income from vessel operations	29,103	18,683	9,396	47,853	105,035

Three Months Ended December 31, 2005

(unaudited)

	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net voyage revenues [1]	124,818	47,087	25,341	219,718	416,964
Vessel operating expenses	21,693	10,855	4,267	13,410	50,225
Time-charter hire expense	41,537	5,716	-	67,145	114,398
Depreciation and amortization	21,332	8,146	8,073	13,178	50,729
General and administrative	12,010	3,856	3,767	25,742	45,375
Gain on sale of vessels	(4,660)	-	-	(10,201)	(14,861)
Restructuring charge	955	-	-	1,927	2,882
Income from vessel operations	31,951	18,514	9,234	108,517	168,216

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TEEKAY SHIPPING CORPORATION
APPENDIX B - SUPPLEMENTAL INFORMATION
(in thousands of U.S. dollars)

	Year Ended December 31, 2006 (unaudited)				
	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net voyage revenues (1)	578,205	179,606	103,514	629,864	1,491,189
Vessel operating expenses	134,866	44,083	18,912	59,489	257,350
Time-charter hire expense	170,662	16,869	-	214,991	402,522
Depreciation and amortization	105,861	32,741	33,160	52,203	223,965
General and administrative	58,048	16,000	15,685	88,182	177,915
Write-down / (gain) on sale of vessels and equipment	698	-	-	(2,039)	(1,341)
Restructuring charge	-	-	-	8,929	8,929
Income from vessel operations	108,070	69,913	35,757	208,109	421,849

	Year Ended December 31, 2005 (unaudited)				
	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net voyage revenues (1)	489,957	167,337	102,353	775,802	1,535,449
Vessel operating expenses	87,059	39,731	17,434	62,525	206,749
Time-charter hire expense	168,178	26,082	-	273,730	467,990
Depreciation and amortization	89,177	29,702	31,545	55,105	205,529
General and administrative	43,779	12,720	13,743	89,465	159,707
Write-down / (gain) on sale of vessels and equipment	2,820	-	-	(142,004)	(139,184)
Restructuring charge	955	-	-	1,927	2,882
Income from vessel operations	97,989	59,102	39,631	435,054	631,776

(1) Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company's Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements regarding: the Company's future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; expected demand in the offshore oil production sector and the demand for vessels; the Company's future capital expenditure commitments and the financing requirements for such commitments; the timing of newbuilding deliveries; the commencement of charter contracts; and the level of OPEC oil production. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; changes affecting the offshore tanker market; conditions in the United States capital markets, particularly those affecting valuations of master limited partnerships; shipyard production delays; the Company's future capital expenditure requirements; the Company's, Teekay LNG's and Teekay Offshore's potential inability to raise financing to purchase additional vessels; and other factors discussed in Teekay's filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2005. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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